INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

January 2, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Chilton Realty Income & Growth Fund

Ladies and Gentlemen:

This letter is in response to a comment provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 2, 2014, to the section titled “Prior Performance for Similar Accounts Managed by Sub-Advisor” included in Post-Effective Amendment No. 444 to the Registrant’s Form N-1A registration statement with respect to the Chilton Realty Income & Growth Fund (the “Fund”), a series of the Registrant.

PROSPECTUS

Prior Performance for Similar Accounts Managed by Sub-Advisor

1. Please confirm in the response letter that the removal of accounts from the composite as a result of cash withdrawals does not causes the returns presented to be misleading.

Response:  The Registrant has obtained confirmation from the Fund’s advisor that the composite returns presented are calculated in accordance with Global Investment Performance Standards (GIPS®).  The Fund’s advisor further confirms GIPS standards require the removal of accounts from a composite due to significant cash flows of 10% or more.  The purpose for such standards is to prevent the composite performance numbers from being distorted or misleading.  Therefore, the Registrant believes that the historical performance information as presented is not misleading.  The statements “Since inception, only those accounts that fell below $25,000 due to cash withdrawals have been removed from a composite.   Since inception, no accounts have been removed from a composite for falling below $25,000 due to market fluctuations” included in this section were to clarify that the only instance where an account was removed was due to cash flows in compliance with GIPS standards.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer